Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Tempo Offices, Unit B2,
431 Roberts Rd, Subiaco,
Western Australia, 6008

Tel: + 618 9445 1006
Fax: + 618 9204 2383
Email: invest@missionnewenergy.com

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14 March 2012

Mission to refer dispute with KNM to Arbitration

Mission NewEnergy Limited (Nasdaq:MNEL)(ASX:MBT) today announced that it is unable to reach a settlement with KNM Process Systems Sdn Bhd ("KNM") relating to the final handover of Mission's 250,000 tpa biodiesel plant.

As provided for in its EPCC Contract with KNM, dispute resolution is only through arbitration. Mission's subsidiary, Mission Biofuels Sdn Bhd, has therefore served a notice on KNM of its intention to refer the matter for arbitration.

Mission refutes that it has an obligation to pay RM30.5 million (around US$10 mn) as claimed by KNM.

Mission is unable to provide any firm guidance on the timeline for the completion of the arbitration process.

- Announcement Ends -

About Mission NewEnergy

Mission NewEnergy Limited is a global provider of sustainable, renewable energy. Operating in Asia, India, Australia, Europe and North America, Mission NewEnergy is a biodiesel producer and a Jatropha plantation company and is moving downstream into palm oil processing.

To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton
Phone: + 1 (210) 841-5741
james@missionnewenergy.com